Exhibit 12.1

CCH II, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Successor	Predecessor
	Three Months Ended	Three Months Ended
	March 31, 2010	March 31, 2009

Earnings

Income (Loss) from Continuing Operations before Noncontrolling Interest and Income Taxes	$43	$(17)
Fixed Charges	206	268

Total Earnings	$249	$251

Fixed Charges
Interest Expense	$204	$256
Interest Expense Included Within Reorganization Items, Net	-	4
Amortization of Debt Costs	-	6
Interest Element of Rentals	2	2

Total Fixed Charges	$206	$268

Ratio of Earnings to Fixed Charges (1)	1.21	-

(1) Earnings for the three months ended March 31, 2009 were insufficient to cover fixed charges by $17 million. As a result of such deficiency, the ratio is not presented above.